TASEKO UPDATES OPERATING STATUS OF GIBRALTAR

July 12, 2017, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the "Company") is updating the operating status of the Gibraltar Mine in light of the severe wildfire conditions in the Cariboo region of British Columbia.

While there are no fires in the immediate vicinity of Gibraltar and receiving supplies is not an issue at this time, the severity of the situation has impacted our employees’ ability to travel to the mine. Mining and milling operations are continuing but have been scaled back due to the reduced workforce availability.

Russell Hallbauer, President and CEO of Taseko, stated, “Currently, the wildfire situation remains extremely critical with many evacuation alerts and orders in effect for Williams Lake and neighbouring communities. Our first priority is the safety and well-being of our employees and their families and we are adjusting schedules for employees who are unavailable to work because of fire threat to their homes and property. These are difficult circumstances with many employees already evacuated from their homes. We will balance Gibraltar operations with employee requirements as this dynamic situation develops.”

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact: Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward looking statements”) that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the “Risk Factors” included in our Annual Information Form.